Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

Video Script

On July 19, 2011, Erik Frywald, Chairman and Chief Executive Officer of Nalco Holding Company (“Nalco”), gave a video presentation regarding the proposed merger of Nalco and Ecolab Inc.  Below is the transcription of the presentation:

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,”  “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast”  (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commisson (the “SEC”). These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Ecolab will file with the SEC in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Nalco and Ecolab that will also constitute a prospectus of Ecolab relating to the proposed transaction.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary  or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on
March 14, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Erik Fyrwald
July 19, 2011
Video Script

➢	You can read all about our announced plans to merge with Ecolab, but I want to give you directly my view on why we are making this transformational move.

➢	Nalco has a long and proud history since 1928; our people have been serving customers with a growth philosophy and strong core values of safety and ethics.

➢
In 1999 → 2007 when we were owned by Suez and then private equity, their goals of taking cash out of Nalco were not aligned with what Nalco needed to delight our customers, and derailed our growth rate despite incredible growth opportunities all over the world.

➢	In early 2008, with the exit of private equity, we returned to and began to accelerate our drive for aggressive growth, and we strengthened our strategies on how to do that with 3 key approaches:

1.	Expanded Business Models, for example
—	Enhanced Oil Recovery capability with Tiorco and Fabtech

—	Strengthened Water pretreatment and waste treatment capability

—	Extended 3D Trasar to create more solutions in Water and Energy Services

—	Driving Commercial Excellence and Key Accounts

2.	BRIC+ Strategy – where we have stepped changed our capability in China, India, Russia, West Africa, South Africa and other emerging markets

3.	GetFIT and NIBM --
important approaches to make sure we have the earnings, cash and supply capability to fund and achieve our growth goals

➢
As a direct result of your efforts, and despite the worst global economic recession in 75 years, we have made a lot of progress – our revenue growth for example has doubled from 3-4% per year historically to  6-8% per year and more!  And we see lots more growth opportunity!

➢
Unfortunately, we still carry a heavy burden of nearly $3 billion in debt that limits how fast we can grow, and puts us at a competitive disadvantage due to the cost burden of our interest expenses.  It also limits acquisitions we can make.

➢	While we have been wrestling with this challenge, we were also talking to Ecolab about Best Practice Sharing.

➢
They have a similar business model to ours in cleaning and sanitization and have been extremely successful.  We compete very little with them, so we were okay to share information about things like safety and sourcing practices and learn from each other.

➢
During those discussions, we realized how compatible and complimentary our values for things like people development, ethics and safety are.  And how we both have similar cultures with a strong commitment to high growth.  Growth through earning customer business by lowering their total costs through solutions that include leading on-site service, and chemical additive and specialty equipment technologies.  Interestingly, they also do a great job helping customers improve their environmental sustainability.  And they have a very strong financial position with little debt and strong cash flow.  So we started to look at the benefits of combining our companies.

➢	What we learned was that together, we can be stronger and further accelerate our Nalco profitable growth strategies.

➢
You will hear a lot more details as we work to conclude this merger in the 4th quarter of this year, and there will be lots of challenges that I do not want to underestimate as we work through how we make our combined supply chains, back offices and sourcing purchases more efficient and fully competitive.  However, I can assure you that the basis for this combination is about creating the greatest service company in the world for Water & Process Solutions, Energy Services & Cleaning & Sanitizing.  And we will invest in the people and technology to make this a reality.

➢	Until the deal is closed, there is no change in how we operate.

➢
And during this period, I hope you come to share my view of the power of what we will be as Ecolab and Nalco together.  We can learn a lot from Ecolab and in turn we can teach them in many other areas.  This will create opportunities for our people.

Thank you.